<Fluor Corporation Letterhead>
VIA EDGAR
and U.S. Mail
August 23, 2005
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
Washington, D.C. 20549-0507

Re:	Fluor Corporation File No. 1-16129
Dear Ms. Blye:
This letter is being provided to you in response to your letter of inquiry dated August 8, 2005 to Alan L. Boeckmann, Chief Executive Officer of Fluor Corporation (“Fluor Corporation”). Your letter of inquiry requested certain clarifications to a letter from me, Lawrence N. Fisher, Chief Legal Officer and Secretary of Fluor Corporation to you dated May 3, 2005 which responded to a letter of inquiry from you dated March 29, 2005.
As you will recall, in my May 3rd letter, I indicated that Fluor Corporation has no active operations in nor contacts with Iran. I also mentioned in my May 3rd letter that certain of Fluor Corporation’s subsidiaries, specifically Fluor Iran and Fluor Daniel Eurasia, Inc., do have some minimal business activities associated with Iran, all as described in the May 3rd letter.
Your August 8, 2005 letter of inquiry makes the following supplemental information request:
We note your May 3, 2005, response to our comment letter dated March 29, 2005, and the clear distinction you make between Fluor and its subsidiaries in your response. Please confirm to us the Fluor Iran and FD Eurasia are the only Fluor subsidiaries that have any contact with Iran.
Response: This letter will serve to confirm that Fluor Iran and Fluor Daniel Eurasia, Inc. are the only Fluor Corporation subsidiaries that have any contact with Iran. Their limited activities associated with Iran are more particularly described in our May 3, 2005 response to your comment letter.

Ms. Cecilia D. Blye
August 23, 2005

As before, we remain willing and ready to further discuss the matters addressed in your comment letters. If you need additional information or clarifications, please contact us at your earliest convenience.
Very truly yours,
/s/ Lawrence N. Fisher
Lawrence N. Fisher

cc:	Alan L. Boeckmann Eric P. Helm